UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of May, 2008

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Terminates Merger Agreement with Sun Pharmaceutical Industries Ltd.

Taro Board Unanimously Rejects as Inadequate Sun’s Revised Offer of $10.25 per Share

Significant Turnaround in Taro’s Operating Performance; Board Remains Committed to Pursuing Initiatives that Enhance Shareholder Value

Taro Reports First Quarter Sales of $78 Million and Net Profit of $7.5 Million, Representing a Fifth Consecutive Profitable Quarter

HAWTHORNE, N.Y.--(BUSINESS WIRE)--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today announced that its Board of Directors unanimously voted to terminate the May 18, 2007 merger agreement (the “Merger Agreement”) between the Company and Aditya Acquisition Company Ltd., a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun,” Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715). The Merger Agreement provided for the acquisition of Taro by Sun for $7.75 per share and allowed either party to terminate after December 31, 2007.

Taro’s Board of Directors determined that permitting the Merger Agreement to remain in force is no longer in the best interests of the Company. The Board determined that the Merger Agreement had become stale and does not reflect the dramatic operational and financial turnaround that the Company has achieved since last year, the future value that the Company expects to achieve from the changes made in its business model and the value in its new product pipeline. The Board also noted that the operational constraints in the Merger Agreement were interfering with the Company’s ability to manage its business for the benefit of all of its stakeholders, and that, but for certain of these constraints, Taro’s profitability and cash resources could have been higher today.

While Sun offered to raise the merger price to $10.25 per share, it conditioned this offer on the elimination of a voting threshold required by Israeli law to implement the merger. In addition, Taro’s Board of Directors has unanimously determined that Sun’s $10.25 offer is financially inadequate, based on the foregoing factors and the advice received from Taro’s financial advisor, Merrill Lynch, that, based on Taro’s most recent projections, the $10.25 price was inadequate from a financial point of view. Taro noted that the $10.25 price was the same price Sun had paid in February of this year to acquire the minority position in Taro held by Brandes Investment Partners, L.P. ("Brandes"). The Board remains open to considering transactions with third parties that reflect the Company’s present operational and financial strength and its outlook for future performance.

Taro advised Sun of its decision to terminate the Merger Agreement in a letter from Barrie Levitt, M.D., Taro’s Chairman to Dilip Shanghvi, Sun’s Chairman. A copy of Dr. Levitt’s letter is attached to this release. Dr. Levitt's letter acknowledges and thanks Sun for its assistance in May 2007 and the confidence it showed in Taro's management, but at the same time notes that Taro's directors could not accept Sun’s revised merger proposal because it was in conflict with Israeli law and was determined to be financially inadequate. The letter further noted that Taro's efforts over several months to negotiate a revised merger agreement acceptable to both companies had been rejected by Sun, which refused to consider a price above $10.25 and was unwilling to permit its investment bankers to meet with Taro’s investment bankers to discuss valuation and attempt to resolve the parties’ differences.

Events Prior to Termination of the Merger Agreement

In May 2007, in connection with the execution of the Merger Agreement, Sun made an equity investment of approximately $41 million at $6 per share to help the Company avoid an impending payment default on certain of its debt obligations. On August 2, 2007, Sun exercised its warrant to acquire 3,000,000 of the Company’s Ordinary Shares at the same price per share, for total proceeds to the Company of $18 million. In total, Sun has purchased 9,787,550 Ordinary Shares from the Company for approximately $59 million. Sun also has a warrant to purchase an additional 3,787,500 Ordinary Shares at an exercise price of $6 per share.

In addition, in July 2007, Sun purchased 58,500 Ordinary Shares in open market transactions and on February 19, 2008, Sun purchased 3,712,557 Ordinary Shares at $10.25 per share from Brandes, raising Sun's current ownership in the Company to 13,558,557 Ordinary Shares. As previously noted, earlier this year Sun proposed to increase the merger consideration to $10.25 per share, while eliminating a voting threshold required by Israeli law to implement the merger.

Company Seeking Court Relief

The Company has filed an action with the Tel-Aviv District Court seeking a declaratory ruling that, should Sun pursue a tender offer to purchase Taro shares under the terms of an Option Letter Agreement executed concurrently with the Merger Agreement, it must comply with the Special Tender Offer rules under Israeli law, which are meant to protect minority shareholders. The Option Letter Agreement gives Sun the option, exercisable for 30 days following termination of the Merger Agreement, to purchase substantially all Taro shares owned or controlled by the members of the Levitt and Moros families at $7.75 per share, subject to certain conditions, including that Sun make a tender offer to remaining shareholders. The Company's lawsuit also asks that Sun be precluded from acquiring shares pursuant to the Option Letter Agreement unless it first complies with the Israeli Special Tender Offer rules.

Improved Financial and Operating Performance for 2007

On February 19, 2008, Taro reported that for the year ended December 31, 2007, the Company estimated net sales of approximately $313 million, gross profit of approximately $168 million, or 54% of sales, and net income of approximately $21.1 million, compared to an estimated loss of $141 million in 2006. The improved net sales in 2007 were obtained in spite of a substantial reduction in wholesaler inventories.

The net income of approximately $21.1 million for 2007 should be viewed in the context of other events that took place during 2007. In 2007 the Company reached an agreement in principle to sell its Irish subsidiary to a group of Irish investors as a going concern. The operations in Ireland currently cost the Company approximately $800,000 per month. Although the Irish operations are not part of the Company’s core business, Sun repeatedly refused to consent under the Merger Agreement to the sale of those operations.

In addition to the cost of the Irish facility, in 2007, there were approximately $12 million of one-time charges and non-recurring expenses, including significantly higher professional fees due to the restatement of 2003 and 2004 results, the related investigation and the proposed transaction with Sun.

The Company continues to be current in payment of principal and interest to all of its lenders. Since April 2007, the Company has repaid its lenders an aggregate of $51.5 million in principal and interest. The Company believes, in the ordinary course, that it should have sufficient liquidity to meet its cash requirements for the foreseeable future, subject to the continuing support of its lenders. The Company continues to be out of compliance with certain reporting requirements of its debt instruments due to the lack of audited financial statements and continues to discuss the situation with its lenders.

Status of Audited Financial Statements

As previously reported, the Company has been unable to file audited financial statements for the year ended December 31, 2006 due to questions concerning estimates for accruals for sales returns, chargebacks, rebates, and administrative items recorded in 2005 and prior years. The ending balances for 2006 could affect the year ended December 31, 2007, and accordingly, the Company has been unable to file audited financial statements for 2007 as well. The Company continues to work diligently with its auditors to resolve these issues and obtain completed audits for both years. The Company believes that, in addition to fulfilling other requirements, the availability of audited financial statements should facilitate the relisting of the Company on NASDAQ.

First Quarter 2008 Financial Performance

For the first quarter ended March 31, 2008, Taro estimates net sales of approximately $78 million. Gross profit for the first quarter was approximately $41 million, or 52% of sales, compared to 54% in the year ended December 31, 2007. Net income for the first quarter of 2008 was approximately $7.5 million, or $0.19 per diluted share, compared to $0.60 per diluted share for the full year 2007.

Selling, general and administrative (“SG&A”) expenses for the quarter were approximately $20 million, or 26% of sales, compared to 30% in the year ended December 31, 2007. The Company noted that in the first quarter of 2008, SG&A expenses included approximately $1.2 million of one-time charges and non-recurring expenses, including significantly higher professional fees due to the restatement of 2003 and 2004 results, the related investigation and the proposed transaction with Sun.

R&D expenses in the first quarter of 2008 were approximately $9 million, or 12% of sales, compared to 9% for 2007.

As of March 31, 2008, Taro had approximately $47 million in cash or cash equivalents, compared with approximately $45 million as of December 31, 2007.

Accounts Receivable – Trade were approximately $64 million at March 31, 2008, compared to approximately $68 million at year-end 2007. This accounts receivable position represents 73 days sales outstanding at March 31, 2008, compared with 79 days sales outstanding at December 31, 2007.

Inventories increased to approximately $70 million at March 31, 2008 compared with approximately $66 million at December 31, 2007.

Property, Plant and Equipment decreased to approximately $208 million at March 31, 2008, compared with approximately $212 million at December 31, 2007.

Total Current Liabilities were approximately $195 million at March 31, 2008, compared with approximately $196 million at year-end 2007. Long term liabilities increased to approximately $98 million at the end of March 2008 compared to approximately $94 million at the end of December 2007. Total Liabilities increased to approximately $302 million at March 31, 2008 from approximately $299 million at December 31, 2007.

Total shareholders’ equity at March 31, 2008 was approximately $184 million, compared with approximately $186 million at December 31, 2007, a decrease of approximately $2 million, substantially all of which is due to foreign exchange fluctuations. For the remainder of the year 2008, the Company is scheduled to make total principal and interest payments totaling $23 million. In addition, Taro notes that it has a separate $28 million credit facility due at the end of the first quarter of 2009, which it expects to be able to refinance after it publishes audited financial statements for 2006 and 2007.

The Company cautioned that the financial information presented herein is both unaudited and subject to further review and possible change. Additionally, these results do not provide complete financial information and the 2007 and 2008 results discussed above are subject to audit by the Company's outside auditors. However, subject to the foregoing caveats, the Company believes that the information above represents the best information currently available to Taro management.

Pursuit of Other Alternatives

In connection with the postponement of the July 23, 2007 shareholders’ meeting, Sun agreed to eliminate the non-solicitation prohibitions in the Merger Agreement. The Company has since engaged in preliminary discussions with several third parties, who have expressed interest in pursuing alternate transactions with the Company. The Company believes that the existence of the Merger Agreement and the lack of audited financial statements have inhibited these discussions. With the termination of the Merger Agreement and in view of the previously announced proposed settlement of the purported shareholder class action lawsuit in the U.S., the Company believes it should be in a significantly better position both to conduct its business in the ordinary course and to consider any proposals that may be made by third parties. Of course, there can be no assurance that any such proposal will result in a consummated transaction.

Absent the constraints of the Merger Agreement, the Company plans to pursue all options available in order to enhance shareholder value, including, but not limited to, an acquisition of, or investment in, the Company by a third party, the refinancing of the Company’s debt, stock offerings and/or a sale of assets.

SAFE HARBOR STATEMENT

Certain statements in this release and the letter attached hereto are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen, “should” happen, or similar language, and statements with respect to the value of the Company and its pipeline, the Company’s financial performance, including its business model and financial performance during the last year, relisting of the Company on NASDAQ, availability of financial information, completion of the 2006, 2007 and 2008 audits, estimates of financial results and financial information for 2003-2008, review of results for prior years, estimates of expenses and one-time charges, and the transaction with Sun described in this press release. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the audits of 2006, 2007 and/or 2008, actions of the Company's lenders, creditors and Sun, including but not limited to the outcome of the litigation with Sun described herein, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro or Sun operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

May 28, 2008

Dilip S. Shanghvi
Chairman and Managing Director
Sun Pharmaceutical Industries Limited
Acme Plaza Andheri Kurla Road Andheri (East)
Mumbai, 400059
India

Dear Dilip:

I write to advise you that our Board of Directors voted yesterday to terminate the Merger Agreement that our two companies signed one year ago. A formal notice of termination is being sent concurrently herewith, pursuant to the terms of the Merger Agreement, and a public announcement will also be made consistent with our disclosure obligations.

When we signed our Merger Agreement last year for the purchase of Taro at $7.75 per share, we were both surprised at the intensity of the objections raised publicly by Templeton and Brandes. But that is history. Continuing the $7.75 Merger Agreement in effect more than 12 months after it was signed no longer makes sense and has created operational constraints that are interfering with Taro’s ability to manage its business for the benefit of all stakeholders.

The Board appreciates your offer to increase the merger price to $10.25 and we have fully considered the views you expressed when you appeared before the Board on May 14th, as well as the written materials you provided for our review. However, as you know, our Board has unanimously determined that Sun’s $10.25 offer is financially inadequate, based on a number of factors, including Taro’s operational and financial turnaround, the future value that Taro expects to achieve from the changes made in its business model, the value in Taro’s new product pipeline and the advice received from Taro’s financial advisor, Merrill Lynch, that, based on Taro’s most recent projections, the $10.25 price was inadequate from a financial point of view. In addition, your offer was premised on deleting the 1/3 disinterested minority shareholder approval provision in the Merger Agreement, which is required by Israeli law and was described in detail in the merger proxy statement we sent out last summer. We simply could not agree to a proposal that was in conflict with Israeli law and that was financially inadequate.

Our Board has asked that I express to you our gratitude for the support that you have provided us in the past, which enabled us to return the Company to operational and financial health. As you know, in the last 12 months, Taro has experienced a dramatic return to profitability and has brought or is about to bring to market a significant number of new and promising products. These developments, and others, contributed to the Board's determination that the $10.25 price that Sun paid to acquire Brandes’ minority interest was, as Merrill Lynch has advised, an inadequate price for control of the entire company.

I regret that Sun refused our request to permit its financial advisors to meet with Taro’s financial advisors to discuss Taro's value and attempt to resolve our differences. We are prepared to engage in such discussions, should you change your view. Alternatively, since you apparently do not agree with the value we see in Taro’s future, we would be prepared to use our best efforts to attempt to arrange for the purchase of your shares by a third party at the same $10.25 per share price as your revised merger proposal.

Our Board is now committed, as it always has been in the past, to continue to do our best to build Taro and enhance its profitability for the benefit of all of the Company’s many constituents, including Sun. Should you have any questions concerning the Board's position, I invite you to contract me directly at your earliest convenience.

Sincerely,

/s/

Barrie Levitt, M.D.
Chairman of the Board

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4837

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 29, 2008

TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
			Name:	Tal Levitt
			Title:	Director and Secretary